Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Colombia: Significant Gas Condensate Discovery
Paris, June 3, 2009 — Total announces the discovery of a significant gas condensate field in the Niscota block of the Andes foothills, 300 kilometres north east of Bogota, Colombia. Total owns a 50% interest in the block, alongside partners Talisman Energy Inc. (30%) and Hocol (operator, 20%).
The exploration well, Huron-1, drilled a prospect to a depth of approximately 5,500 metres in a heavily faulted area, and encountered several reservoirs, one of which was tested at 3,400 barrels per day of gas condensate, and the others are still to be tested.
The appraisal of the Huron-1 structure is underway with the start of a 3D seismic campaign aiming to precisely define the importance of this discovery and to locate the future appraisal wells.
The Niscota gas condensate discovery further strengthens Total’s interest in exploring in Colombia.
Total Exploration and Production in Colombia
The Group has been present in exploration and production activities in Colombia since 1973.
In Colombia, Total produced 23,000 barrels of oil equivalent per day in 2008 mainly from the Cusiana and Cupiagua fields in which the Group owns a 19% interest.
North of the Niscota block, Total also holds a 55% interest in the Mundo Nuevo exploration block.
Total Exploration Programme in 2009
The 2009 Exploration work programme, amounting to 1.7 billion dollars is designed to identify new reserves, through a strategy with three main objectives.
Firstly, Total is committed to the further exploration of prospects located in the vicinity of fields already in production and that are considered to be mature areas. By doing this the Group is able to extend the duration of producing assets, such as in the North Sea, Cameroon, Indonesia and Thailand.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Secondly, the Group is undertaking intensive exploration and dimensioning appreciation in core areas to identify and launch new projects, for example in Nigeria, Angola, Congo and Norway.
Thirdly, Total is using its technical expertise to generate new core-areas via research and development, extensive exploration and indeed geological frontier exploration, with drilling programmes on high risk — high reward prospects such as in Mauritania, Libya and the United States.
Within this framework, four main areas are at the heart of Total’s exploration programmes: continuing exploration in the deep offshore; selective exploration of HP/HT (High-pressure/High-temperature) objectives in the context of deeply-buried reservoirs; high added-value intensive exploration in shelf zones; and development of the exploration of non-conventional reservoirs or fluids.
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com